UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 2, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

The following document is being submitted herewith:

•	Press Release dated April 15, 2016;

•	Press Release dated April 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	May 2, 2016	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. to Webcast Updates to Financial Reporting Format

CALGARY, Alberta, April 15, 2016 — Enbridge Inc. (TSX, NYSE: ENB) will host a webcast conference call for the analyst and investment community on Friday, April 22, 2016 to review its new business segmentation for financial reporting purposes and related financial disclosures which will be introduced for the Q1 2016 reporting period.

The subject matter of the webcast will be limited to Enbridge’s new financial reporting format and its impact on the presentation of historical financial results.

Webcast Information

Event:	Enbridge Inc. Financial Reporting Update Conference Call

Date:	Friday, April 22, 2016

Time:	7:30 a.m. Mountain Time / 9:30 a.m. Eastern Time

Webcast:	sign-up

Conference Call Information

Dial-in # (Audio only – please dial in 10 minutes ahead):

North America Toll Free:	1 (866) 215-5508

Outside North America:	1 (514) 841-2157

Participant Passcode:	42356910#

Replay Information

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the Enbridge Inc. website, approximately one day after the event.

Audio Replay # (Available for seven days after call):

North America Toll Free:	1 (888) 843-7419

Outside North America	1 (630) 652-3042

Replay Passcode:	42356910#

The conference call may contain reference to forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge Inc. believes that its statements are or will be based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to financial and operating performance, regulatory parameters, economic conditions and commodity prices, among other factors. You can find a discussion of those risks and uncertainties in our filings with Canadian and United States securities regulators, as applicable. While Enbridge Inc. makes forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge Inc. assumes no obligation to publicly update or revise any forward-looking statements made herein on the conference call or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investor Relations	Enbridge Inc. – Media

Adam McKnight	Graham White
(403) 266-7922 / (800) 481-2804	(403) 508-6563/ (888) 992-0997
Email: adam.mcknight@enbridge.com	Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge Inc. to Hold Annual Meeting of Shareholders and Host a Joint Webcast with Enbridge Income Fund Holdings Inc. to Discuss First Quarter Financial Results on May 12

CALGARY, Alberta, April 21, 2016 — Enbridge Inc. (TSX, NYSE: ENB) will hold its Annual Meeting of Shareholders in Calgary, Alberta on Thursday, May 12, 2016. Earlier in the day, Enbridge Inc. and Enbridge Income Fund Holdings Inc. (TSX: ENF) will also host a joint conference call and webcast to discuss 2016 first quarter financial results and provide an update on [recent] developments.

Annual Meeting of Shareholders

When:	Thursday, May 12, 2016 1:30 p.m. MT (3:30 p.m. ET)

Where:	BMO Centre, Stampede Park 20 Roundup Way S.E. Calgary, Alberta

A live audio webcast of the Annual Meeting will be available at enbridge.com/agmwebcast. A webcast replay will be available on the Company’s website approximately two hours following the event. An Mp3 and transcript will be posted to the website shortly thereafter.

Members of the media interested in attending the meeting in person are asked to please register in advance by calling the Enbridge Media Line at 403-508-6563 or 888-992-0997.

For additional information on the Annual Meeting of Shareholders, including voting and attendance procedures please refer to enbridge.com/agminfo.

First Quarter 2016 Earnings Webcast and Conference Call

When:	Thursday, May 12, 2016 7:00 a.m. MT (9:00 a.m. ET)

Analysts, members of the media and other interested parties can access the call:

Toll-free Dial-in:	1 (800) 708-4540
North American Dial in:	1 (847) 619-6397
Passcode:	42283868#

Replay Toll-Free Dial:	1-888-843-7419
Replay International Dial:	1-630-652-3042
Replay Passcode:	42283868# (available for 7 days after call)

The call will be a live audio webcast available at enbridge.com/Q1. A webcast replay will be available approximately two hours following the event. An Mp3 and transcript will be posted to the Company’s website shortly thereafter.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com